Exhibit 99.1

CHIJET MOTOR COMPANY, INC. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

UNAUDITED

IN U.S. DOLLARS

F-1

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

	Note	June 30, 2024	December 31, 2023
		Unaudited
ASSETS
Current assets
Cash and cash equivalents	2(f)	$1,070	$10,731
Restricted cash	2(g)	387	1,378
Accounts and notes receivable, net	2(h), 5	1,241	2,241
Accounts and notes receivable from related parties, net	2(h), 22 (b)(i)	183	208
Inventory, net	2(i), 6	16,719	14,785
Amounts due from related parties	2(h), 22 (b)(i)	43,435	48,748
Other current assets	2(h), 7	13,028	9,951
Other current assets from related parties	22 (b)(i)	1,662	2,786
Total current assets		77,725	90,828

Property, plant and equipment, net	2(j), 8	166,413	181,377
Intangible assets, net	2(k), 9	124,464	127,411
Land use rights, net	2(l), 10	121,696	126,149
Long-term investments	2(m)	3,582	3,699
Goodwill	2(n), 12	2,633	2,695
Other assets	13	3,800	4,292

Total assets		$500,313	$536,451

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities
Accounts and notes payable	14	$20,001	$14,824
Accounts and notes payable to related parties	22 (b)(i)	45,854	47,192
Loans attributable to related parties	22 (b)(i), 22(c)	227,644	232,867
Contract liabilities	2(q), 15	2,639	2,525
Contract liabilities to related parties	22 (b)(i)	1,360	2,483
Long-term payables, current	17	95,580	97,832
Promissory note payable	18	-	1,408
Accruals and other current liabilities	16	45,737	47,428
Accruals and other current liabilities, related parties	22 (b)(i)	84,791	78,495
Total current liabilities		523,606	525,054

Accrued post-employment and termination benefits	19	39,611	43,541
Loans attributable to related parties, non-current	22(b)(i), 22(c)	39,612	40,545
Other liabilities		5,891	6,185

Total liabilities		608,720	615,325
Commitments and contingencies	23

Shareholders’ Deficit
Ordinary shares (US$0.003 par value; 10,000,000,000 shares authorized, both 5,471,661 shares issued, both 5,470,076 shares outstanding as of June 30, 2024 and December 31, 2023) (i)	20	16	16
Treasury Stock (Both 1,585 ordinary shares as of June 30, 2024 and December 31, 2023) (i)	20(b)	(500)	(500)
Additional paid-in capital		169,129	169,129
Statutory reserve	20(c)	6,656	6,656
Accumulated deficit		(335,857)	(314,235)
Accumulated other comprehensive loss		6,570	6,100
Chijet Motor Company, Inc. shareholders’ deficit		(153,986)	(132,834)
Non-controlling interest		45,579	53,960

Total shareholders’ deficit		(108,407)	(78,874)

Total liabilities and shareholders’ deficit		$500,313	$536,451

(i)	Par value of ordinary shares, treasury stock and share data have been retrospectively restated to give effect to 1-for-30 reverse stock split that is discussed in Note 1(b).

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

(Amounts in thousands of US$, except for number of shares and per share data)

		For the six months ended	For the six months ended
	Note	June 30, 2024	June 30, 2023

Revenues	2(q)	$3,162	$2,056
Revenues from related parties	2(q), 22(b)(ii)	245	559
Total revenues		3,407	2,615
Cost of revenues	2(r)	(8,172)	(3,410)
Cost of revenues - idle capacity	2(s)	(7,567)	(16,725)
Gross loss		(12,332)	(17,520)

Operating expenses:

Research and development	2(t)	1,078	5,504
Selling, general and administrative	2(u)	13,573	29,471
Total operating expenses		14,651	34,975

Loss from operations		(26,983)	(52,495)

Other (expenses) income:
Other income		2,364	363
Interest income		47	597
Interest expense		(8,417)	(7,491)
Government grant	2(w)	1,706	1,823
Loss on equity investment		(64)	(289)
Other expenses		(176)	(99)
Total other expenses, net		(4,540)	(5,096)

Loss before income taxes		(31,523)	(57,591)

Provision for income tax	21	-	-

Net loss		(31,523)	(57,591)

Net loss attributed to non-controlling interest		(9,901)	(17,765)

Net loss attributed to ordinary shareholders of Chijet Motor Company, Inc.		$(21,622)	$(39,826)

Basic and diluted net loss per share attributable to ordinary shareholders (i)(ii)		(3.93)	(7.71)

Basic and diluted weighted average ordinary shares (i)(ii)		5,499,883	5,166,792

(i)	Par value of ordinary shares, treasury stock, additional paid-in capital and share data have been retrospectively restated to give effect to 1-for-30 reverse stock split that is discussed in Note 1(b) and the reverse recapitalization that is discussed in Note 1(c).

(ii)	Shares issuable upon exercise of warrants were excluded in calculating diluted loss per share.

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

(Amounts in thousands of US$, except for number of shares and per share data)

		For the six months ended	For the six months ended
	Note	June 30, 2024	June 30, 2023

Net loss		$(31,523)	$(57,591)

Other comprehensive income, net of tax
Changes in post-employment and termination benefits	19	(94)	(22)
Foreign currency adjustments	2(d)	2,084	1,688

Comprehensive loss		(29,533)	(55,925)
Comprehensive loss attributed to non-controlling interest		(8,381)	(16,433)

Comprehensive loss attributable to ordinary shareholders of Chijet Motor Company, Inc.		$(21,152)	$(39,492)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

(Amounts in thousands of US$, except for number of shares and per share data)

		Ordinary Share (i)		Common Stock in Treasury(i)		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Non- Controlling	Total Shareholders’
	Note	Shares	Amount	Shares	Amount	Capital (i)	Reserve	Deficit	Income(Loss)	Interest	Equity(Deficit)

Balance, January 1, 2023		5,071,010	$15	-	$-	$163,738	$6,656	$(246,051)	$7,063	$84,707	$16,128

Impact from adoption of ASU 2016-13	2(h)	-	-	-	-	-	-	(73)	-	-	(73)

Effect of reverse recapitalization, net of costs		304,861	1	-	-	67	-	-	-	-	68

Conversion of rights to ordinary shares upon the reverse recapitalization		60,122	*	-	-	-	-	-	-	-	-

Treasury Stock purchase	20(b)	-	-	(1,585)	$(500)	-	-	-	-	-	(500)

Shares issued to JWAC officers and directors(ii)		10,000	*	-	-	3,021	-	-	-	-	3,021

Shares issued to Greentree (iii)		6,667	*	-	-	1,000	-	-	-	-	1,000

Shares issued to Chijet Motor directors (iv)		668	*	-	-	200	-	-	-	-	200

Exercise of warrants(ii)		18,333	*	-	-	1,100	-	-	-	-	1,100

Foreign currency translation adjustment	2(d)	-	-	-	-	-	-	-	347	1,341	1,688

Changes in post-employment and termination benefits	19	-	-	-	-	-	-	-	(13)	(9)	(22)

Net loss		-	-	-	-	-	-	(39,826)	-	(17,765)	(57,591)

Balance, June 30, 2023		5,471,661	$16	(1,585)	$(500)	$169,126	$6,656	$(285,950)	$7,397	$68,274	$(34,981)

Balance, January 1, 2024		5,471,661	$16	(1,585)	$(500)	$169,129	$6,656	$(314,235)	$6,100	$53,960	$(78,874)

Foreign currency translation adjustment	2(d)	-	-	-	-	-	-	-	526	1,558	2,084

Changes in post-employment and termination benefits	19	-	-	-	-	-	-	-	(56)	(38)	(94)

Net loss		-	-	-	-	-	-	(21,622)	-	(9,901)	(31,523)

Balance, June 30, 2024		5,471,661	$16	(1,585)	$(500)	$169,129	$6,656	$(335,857)	$6,570	$45,579	$(108,407)

*	Less than $1000.

(i)	Par value of ordinary shares, treasury stock, additional paid-in capital and share data have been retrospectively restated to give effect to 1-for-30 reverse stock split that is discussed in Note 1(b) and the reverse recapitalization that is discussed in Note 1(c).

(ii)	Issuance of 10,000 shares of JWAC Common Stock to JWAC’s officers and directors and exchanged for the equivalent number of Chijet Motor Ordinary Shares following the closing of the business combination with JWAC as discussed in Note 1(c).

(iii)	Issuance of 6,667 shares of Chijet Motor Ordinary Shares to Greentree due to the conversion of Shandong Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree as discussed in Note 1(c).

(iv)	Issuance of Chijet Motor Ordinary Shares to independent directors pursuant to the board of directors’ compensation program adopted by the Company upon consummation of the business combination with JWAC as discussed in Note1(c) and 22(d).

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UAUDITED)

(Amounts in thousands of US$, except for number of shares and per share data)

		For the six months ended	For the six months ended
	Note	June 30, 2024	June 30, 2023

Cash flows from operating activities:
Net loss		$(31,523)	$(57,591)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expense	8,9,10	12,171	20,041
Share-based compensation expenses		60	3,121
Impairment of inventory	2(i), 6	1,772	362
Bad debt expense		(8)	-
Government grants	2(w)	(280)	(281)
Gain on disposal of property, plant and equipment	2(j)	(1,271)	(21)
Loss on equity investment		64	318
Interest expenses		8,417	7,491
Changes in operating assets and liabilities:
Accounts and notes receivable		1,000	220
Accounts and notes receivable from related parties		(35)	(2,010)
Inventory		(3,706)	246
Amounts due from related party		5,313	4,429
Other current assets		(3,069)	6,247
Other current assets from related parties		1,124	(890)
Other assets		492	(1,247)
Accounts and notes payable		6,089	(10,355)
Accounts and notes payable to related party		(1,338)	(2,355)
Accrual and other current liabilities		(12,839)	5,928
Accruals and other current liabilities to related parties		6,296	6,114
Contract liabilities		114	2,720
Contract liabilities to related parties		(1,123)	2,403
Accrued post-employment and termination benefits		(3,967)	(3,207)
Other liabilities		(14)	(8,733)

Net cash used in operating activities		(16,261)	(27,050)

Cash flows from investing activities:
Purchase of fixed assets		(1,061)	(4,885)
Issuance of promissory notes		-	(1,180)
Purchase of intangible assets		-	2,060

Net cash used in investing activities		(1,061)	(4,005)

Cash flows from financing activities:
Proceeds from short-term borrowings		3,027	920
Proceeds from short-term borrowings-related parties		1,238	2,892
Proceeds from exercise of warrants		-	1,100
Repayments of short-term borrowings		-	(2,329)
Repayments of short-term borrowings-related parties		(1,101)	(2,126)
Cash acquired in the reverse recapitalization		-	4,490
Payments for reverse recapitalization and ordinary shares issuance costs		-	(962)

Net cash provided by financing activities		3,164	3,985

Net change in cash, cash equivalents, and restricted cash		(14,158)	(27,070)

Effects of currency translation on cash, cash equivalents, and restricted cash		3,506	(1,168)

Cash, cash equivalents, and restricted cash, beginning of period		12,109	50,023

Cash, cash equivalents, and restricted cash, end of period		$1,457	$21,785

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest		$-	$236

Non-cash investing and financing activities:
Unpaid deferred offering costs related to reverse recapitalization		$-	$511
Deferred offering costs settled with ordinary shares	1(c)	-	1,000
Deferred offering costs reclassified to additional paid-in capital	1(c)	$-	$4,500
Repurchase of treasury stock	20(b)	$-	$500

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-6

CHIJET MOTOR COMPANY, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a) Principal activities

Chijet Motor Company, Inc. (“Chijet Motor”) was incorporated on June 22, 2022 as a Cayman Islands exempted company. Chijet Motor, collectively with its subsidiaries (“the Company”, “Chijet”, “we”, “us” or “our”) is a high-tech enterprise, engaged in the development, manufacture, sales, and service of new energy vehicles (“NEV”) and traditional fuel vehicles in China. The main operating entities of the Company include Shandong Baoya New Energy Vehicle Co., Ltd. (“Shandong Baoya”) and its majority-owned holding subsidiary, FAW Jilin Automobile Co., Ltd. (“FAW Jilin”). The Company combines the innovative vitality of new car-making design and engineering forces with mature scale vehicle production capacity and is committed to building Chijet into a scenario-driven, technology-led and, experience-based, new energy vehicle enterprise with global market operation capability.

(b) Reverse Stock Split

On June 28, 2024, the Company announced a 1-for-30 reverse stock split of its outstanding common shares (“Reverse Stock Split”) that became effective on July 8, 2024. Upon effectiveness of the reverse stock split, every 30 shares of the Company’s issued and outstanding ordinary shares were automatically converted into one ordinary share with a par value of $0.003 per share. Beginning on July 8, 2024, the Company’s ordinary shares began trading on the Nasdaq Global Market on a split adjusted basis. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split were rounded up to the next whole number. The number of authorized shares was increased from 500,000,000 ordinary shares to 10,000,000,000 ordinary shares (post reverse stock split 16,666,667 ordinary shares). The number of issued shares was reduced from 160,707,171 ordinary shares to 5,471,661 ordinary shares.

Unless otherwise indicated, all share and share-related information presented in these financial statements, including all ordinary shares, treasury stock, warrants, per share data and share prices set forth in consolidated financial statements and notes, have been retroactively equitably adjusted to reflect the decreased number of shares and the increased price per share resulting from the Reverse Stock Split. For simplified understanding, the share-related information in the previous period or comparable period is simply converted according to the 1-for-30 ratio.

(c) Reverse Recapitalization

On June 1, 2023 (the “Closing Date”), the Company consummated the business combination described further below. A Business Combination Agreement (“BCA”) dated as of October 25, 2022, was entered into by and among Jupiter Wellness Acquisition Corp. (“JWAC”), a special purpose acquisition company, Chijet Inc., incorporated under the Combination laws of the Cayman Islands on July 2, 2021, Chijet Motor, a wholly-owned subsidiary of Chijet Inc., and Chijet Motor (USA) Company, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Chijet Motor, and each of the holders of Chijet Inc.’s outstanding ordinary shares (collectively, the “Sellers”).

Pursuant to the BCA, the business combination was affected through the merger of the Merger Sub with and into JWAC, with JWAC as the surviving entity and wholly-owned subsidiary of Chijet Motor. On the Closing Date, Chijet Motor acquired all of the issued and outstanding capital shares of Chijet Inc. held by the Sellers in exchange for ordinary shares of Chijet Motor, and any shares Chijet Inc. held in Chijet Motor were surrendered for no consideration, such that Chijet Inc. becomes a wholly-owned subsidiary of Chijet Motor and the Sellers became shareholders of Chijet Motor and its subsidiaries (“Share Exchange”).

F-7

On the Closing Date, the Sellers holding 8,870,095 ordinary shares of Chijet Inc. received 5,071,010 of ordinary shares after giving effect to the exchange ratio of 0.5717 (the “Exchange Ratio”) in the Share Exchange that had an aggregate value equal to US$1.6 billion, each valued at the Redemption Price at Closing of approximately US$31.552, subject to certain Sellers having an earnout (the “Earnout”) which would adjust downwards the consideration to applicable Sellers by up to Six Hundred Seventy Four Million Dollars (US$674 million) in the aggregate based on certain post-Closing financial performance and stock price metrics of the Company (Note 2 (dd)).

Following completion of the transactions contemplated by the BCA, there were an aggregate of 5,460,076 ordinary shares issued and outstanding which include those shares issued to the Sellers, 158,108 shares issued to JWAC’s public shareholders with one contingent value right (a “CVR”) of the Company for each share outstanding, 115,000 shares issued to JWAC’s Class B Common Stock holders, 57,500 shares issued to holders with JWAC’s right to receive (1/8) of ordinary shares, 58,458 shares issued to (i) privately placed JWAC Common Stock holders of 16,434 shares, (ii) holders with JWAC’s privately placed right to receive (1/8) of ordinary shares, equivalent of 2,055 shares, (iii) I-banker privately placed 4,534 shares, (iv) I-banker with privately place right to receive (1/8) of ordinary shares, equivalent of 567 shares, (v) I-banker representative shares of 9,200, (vi) JWAC officers and directors of 10,000 shares, (vii) Chijet independent directors compensation of 668 shares, (viii) Greentree Financial Group Inc. (“Greentree”) of 6,667 shares due to the conversion of Shandong Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree, and 8,333 shares issued for exercise of Greentree’s warrants.

After giving the aforementioned effect, the number of ordinary shares issued and outstanding immediately following the consummation of the Business Combination was as follows:

Shares

Legacy Chijet Shares	5,071,010
JWAC’s public shares, net of redemption	158,108
JWAC public shares converted from (1/8) JWAC rights at closing	57,500
JWAC sponsor shares	115,000
Shares issued to private placed shareholders and rights, and share-based compensation	50,125
Exercise of Greentree warrants	8,333
Total shares of ordinary shares outstanding immediately after the Business Combination	5,460,076

The Business Combination was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, although JWAC is the public entity as the legal acquirer, it was treated as the “accounting acquiree”. And Chijet Motor as the legal acquiree, was treated as the acquirer for financial reporting purposes. This determination was primarily based on the following factors: (i) Chijet Motor’s shareholders have a majority of the voting power of the Company after the consummation of the Business Combination; (ii) Chijet Motor and its subsidiaries represent the ongoing operations and a majority of the governing body of the Company, and (iii) Chijet Motor’s senior management is comprised of the senior management of the Company. Accordingly, for accounting purposes, the business combination was treated as the equivalent of Chijet Motor issuing stock for the net assets of JWAC, accompanied by a recapitalization. The net assets of JWAC were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Chijet Motor and its subsidiaries. Accordingly, the consolidated assets, liabilities and results of operations prior to the reverse recapitalization were those of Chijet Motor and its subsidiaries, and JWAC’s assets, liabilities and results of operations were consolidated with the Company beginning on June 1, 2023. Share data have been retroactively restated by the Exchange Ratio to give effect to the reverse recapitalization.

F-8

Upon the consummation of the reverse recapitalization, the assets and liabilities of JWAC were recognized at fair value. The fair value of cash and short-term liabilities acquired approximates their historical costs attributable to their short maturity. After the redemption of common stocks of JWAC before the closing of the business combination, the net assets acquired by the Company were in the amount of US$4,490 thousand which were recorded as an increase in additional paid-in capital. Assets and liabilities of JWAC upon the consummation of the reverse recapitalization were as follows:

June 1, 2023
US$’000

Cash	$13,680
Including repayment of extension note to Chijet Inc.	(2,060)
Accrued expenses	(7,129)
Bank charges	(1)
Net assets acquired by Chijet Motor as of June 1, 2023	$4,490

During the year ended December 31, 2023, the Company incurred approximately US$1.5 million of transaction costs for legal, accounting and consulting services directly associated with the reverse recapitalization. In accordance with SEC reporting guidance with regards to an operating company’s reverse acquisition with a non-operating company having some cash, transaction costs incurred for the reverse acquisition, such as legal fees, investment banking fees and the like, may be charged directly to equity to the extent of the cash received, while all costs in excess of cash received should be charged to expense. Accordingly, the Company charged transaction costs of approximately US$1.5 million in 2023 and deferred cost US$3.0 million from previous years to additional paid in capital in the consolidated financial statements.

(d) History of the Company and Reorganization

Prior to the incorporation of the Company and starting in April 2009, the business was carried out under Shandong Baoya and its subsidiaries. Shandong Baoya and its subsidiaries were controlled by a group of shareholders, individual and institutional, with voting agreements to vote consensually concerning operation and development matters.

Prior to the business combination, Chijet Inc. completed a reorganization (the “Reorganization”) by June 2022, which involved the following steps:

●	On July 6, 2021, Chijet Inc. was established under the laws of the Cayman Islands.

●	On July 12, 2021, Baoya Technology Holdings Limited was incorporated in British Virgin Islands (“BVI”) as a wholly owned subsidiary of Chijet Inc.

●	On July 28, 2021, Baoyaev Group Limited was incorporated in Hong Kong as a wholly owned subsidiary of Baoya Technology Holdings Limited.

●	On October 21, 2021, Baoya New Energy (Shandong) Co., Ltd. (“WFOE”) was established in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of Baoyaev Group Limited.

F-9

By June 3, 2022, Chijet Inc. gradually acquired 85.172% stake in Shandong Baoya through its wholly-owned subsidiary WFOE via the following transactions: (1) WFOE acquired 17.245% stake in Shandong Baoya from two shareholders through 1,795,977 ordinary shares issued by Chijet Inc.; and (2) WFOE acquired 67.927% stake in Shandong Baoya from seven shareholders, individual and institutional, for total consideration of Renminbi (“RMB”) 7. Upon those transactions, all seven shareholders entered into a voting agreement to vote consensually concerning operation and development matters of the Chijet Inc. and its subsidiaries.

Given no change in control, the transaction is accounted for as business combination under common control.

As of June 30, 2024, the subsidiaries of Chijet Motor were:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
Subsidiaries
Baoya New Energy (Shandong) Co., Ltd	October 21, 2021	The PRC	100.00%	Investment holding
Baoya New Energy Automobile Sale (Yantai) Co., Ltd.	November 29, 2019	The PRC	93.92%	New energy vehicle sales
Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd.	May 25, 2022	The PRC	85.17%	Research and development of new energy vehicles
Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd.	November 29, 2019	The PRC	85.17%	Research and development of new energy vehicles
Baoya Technology Holdings Limited	July 12, 2021	BVI	100.00%	Investment holding
Baoyaev Group Limited	July 28, 2021	Hong Kong	100.00%	Investment holding
Bijie Yabei New Energy Automobile Co., Ltd.	May 22, 2014	The PRC	85.17%	New energy vehicle manufacturing
Chijet, Inc.	July 6, 2021	Cayman Islands	100.00%	Investment holding
Dezhou Yarui New Energy Automobile Co., Ltd.	February 1, 2016	The PRC	65.23%	R&D and manufacturing of new energy vehicles
Dezhou Yitu New Energy Automobile Co., Ltd.	April 23, 2011	The PRC	86.43%	R&D and manufacturing of special electric vehicles
Faw Jilin Automobile Co., Ltd.	June 20, 1984	The PRC	60.05%	Commercial vehicles, passenger vehicles manufacturing
Faw Jilin Automobile Sale Co., Ltd.	June 23, 2021	The PRC	60.05%	Vehicle sales
Jupiter Wellness Acquisition Corp.	September 14, 2021	Delaware, US	100.00%	Investment holding
Shandong Baoya New Energy Vehicle Co., Ltd	April 14, 2009	The PRC	85.17%	New energy vehicle production and manufacturing
Xiangyang Yazhi New Energy Automobile Co., Ltd.	May 16, 2016	The PRC	85.17%	R&D and manufacturing of small new energy vehicles
Xiangyang Yazhi New Energy Automobile Sale Co., Ltd.	July 22, 2016	The PRC	85.17%	Sales of small new energy vehicles

F-10

(e) Liquidity and going concern

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of US$31,523 thousand and US$57,591 thousand for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024, the Company has a working capital deficit of approximately US$445,881 thousand and for the six months ended June 30, 2024 had a cash outflow from operating activities of approximately US$16,261 thousand. Absent any other action, the Company will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to continue as a going concern including a) developing and continuously promoting a systematic financing plan including third-party financings and capital issuances, and the restructuring of existing loans to meet the Company’s future liquidity needs; b) increasing market acceptance of the Company’s products to boost its sales volume to achieve economies of scale; c) applying more effective marketing strategies including developing overseas markets; and d) implementing cost control measures. However, given the uncertainty of global economies and financing markets, the Company may be unable to access further equity or debt financing when needed. As such, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

F-11

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP to reflect the financial position and results of operations of the Company.

Significant accounting policies followed by the Company in the preparation of its accompanying consolidated financial statements are summarized below.

Emerging Growth Company Status

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

(b) Principles of consolidation

The accompanying consolidated financial statements include the financial statements of Chijet Motor and its subsidiaries. A subsidiary is an entity in which Chijet Motor, directly or indirectly, controls more than one half of the voting power (a) to appoint or remove the majority of the members of the board of directors (the “Board”), (b) to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions and balances between Chijet Motor and its subsidiaries have been eliminated in consolidation.

F-12

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include, but are not limited to, the fair value of the net assets of acquired subsidiaries, the determination of performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, assessment for impairment of long-lived assets and intangible assets, recoverability of receivables as well as valuation of deferred tax assets, and other contingencies.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d) Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollars (“US$”). The functional currency of the Company and its subsidiaries which is incorporated in places other than Chinese Mainland is United States dollars. The functional currencies of the other subsidiaries are their respective local currencies (“RMB”, RMB are to the legal currency of China). The determination of the functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of Chijet’s subsidiaries whose functional currency is not the US$ are translated from their respective functional currency into US$. Assets and liabilities denominated in foreign currencies are translated into US$ at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Income and expense items are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ deficit.

(e) Fair value of financial instruments

Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

F-13

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level I — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level II — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level II valuation techniques.

Level III — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, accounts and notes receivable, amounts due from related parties, accounts and notes payable, loans attributable to related parties, promissory note payable, accruals and other current liabilities, long-term payables. As of June 30, 2024 and December 31, 2023, the carrying values of these financial instruments approximated their respective fair values.

(f) Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

(g) Restricted cash

Restricted cash represents (a) the cash frozen relating to a court order; (b) the deposits held in designated bank accounts as security for the repayment of notes payable. The restricted cash attributable to the court order primarily resulted a contract dispute. As of June 30, 2024 and December 31, 2023, the restricted cash amounted to approximate US$387 thousand and US$1,378 thousand, respectively.

F-14

The restricted cash is presented separately on the consolidated balance sheets as follows:

	June 30, 2024	December 31, 2023
	US$’000 (Unaudited)	US$’000

Frozen amount	104	1,378
Security amount	283	-
Total restricted cash	387	1,378

(h) Current expected credit losses

On January 1, 2023, the Company adopted Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), using the modified retrospective transition method.

The Company’s accounts and notes receivable, amounts due from related parties and other current assets are within the scope of ASC Topic 326. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns.

The Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

The cumulative effect from the adoption as of January 1, 2023 was immaterial to the consolidated financial statements.

The following table summarizes the activity in the allowance for expected credit loss for the six months ended June 30, 2024 and 2023, respectively.

For the six months ended
June 30, 2024
US$’000
(Unaudited)

Balance as of January 1, 2024	129
Current period provision	-
Reversal	(8)
Write-offs	-
Balance as of June 30, 2024	121

F-15

For the six months ended
June 30, 2023
US$’000
(Unaudited)

Balance as of December 31, 2022	-
Adoption of ASC Topic 326	73
Balance as of January 1, 2023	73
Current period provision	-
Write-offs	-
Balance as of June 30, 2023	73

(i) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(j) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful life of the asset. Salvage value rate range from 0% to 5% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost.

Estimated useful lives

Buildings	20 years
Machinery and equipment	3 to 25 years
Vehicles	4 to 5 years
Computer and electronic equipment	2 to 5 years
Mold and tooling	1 to 13 years

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets.

Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets.

F-16

The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss. The gain on the disposal of property was approximate US$1,271 thousand and US$21 thousand for the six months ended June 30, 2024 and 2023, respectively.

(k) Intangible assets, net

Intangible assets mainly consist of computer software, patent, trademark and manufacturing license. Intangible assets with finite lives are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise.

Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Estimated useful lives

Patent	5 to 10 years
Computer software	2 to 10 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Intangible assets that have indefinite useful life are automotive manufacturing permission and trademark as of June 30, 2024 and December 31, 2023. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. As such, no impairment of indefinite-lived intangible assets was recognized for the six months ended June 30, 2024 and 2023.

(l) Land use rights, net

Land use rights represent lease prepayments to local government authorities. Upon the adoption of ASC 842, Leases, on January 1, 2022, land use rights, net were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights” in the Company’s consolidated balance sheets. Land use rights are recorded at cost less accumulated amortization, amortization has been provided on a straight-line basis over 50 years and 40 years, the life of the land use right.

(m) Long-term investments

Long-term investments consist of an investment in Jilin FAW Baosteel Auto Steel Parts Co., Ltd. (“Baosteel”) amounting to approximate US$3,582 thousand and US$3,699 thousand as of as of June 30, 2024 and December 31, 2023, respectively. The Company held an approximately 30% equity interest in Baosteel as of June 30, 2024 and December 31, 2023.

F-17

The Company uses the equity method of accounting for its investment in, and earning or loss of, the companies that it does not control but over which it has ability to exercise significant influence in accordance with ASC topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and is included in the long-term investments on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. If an equity investment no longer qualifies to be accounted for under the equity method, the investment’s initial basis for which subsequent changes in value are measured should be the previous carrying amount of the investment.

The Company periodically reviews its equity investments for impairment. Under the equity method of accounting, an impairment loss would be recorded whenever the fair value of an equity investment is determined to be below its carrying value. The Company considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable. An impairment charge would be recorded when the decline in value is determined to be other-than-temporary. There was no impairment loss of long-term investments during the six months ended June 30, 2024 and 2023.

(n) Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Company’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

The Company adopted Accounting Standards Update (“ASU”) 2017-04, Intangible – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. After adopting this guidance, the Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company first determines the unit of account for testing the long-lived assets, and then identifies the indicators of impairment. When indicators of impairment at present, the Company must then proceed to the recoverability test. The recoverability test evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined using anticipated cash flows discounted at a rate commensurate with the risk involved.

F-18

(p) Warranties

The Company provides a manufacturer’s standard warranty on all vehicles sold. The Company accrues a warranty reserve for the vehicles sold by the Company, which includes the Company’s best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. Changes to the Company’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations. The Company reevaluates the adequacy of the warranty accrual on a regular basis.

The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

Accrued warranty is included in other liabilities and the movement of accrued warranty is as following:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)	(Audited)

Accrued warranty - beginning of period/year	204	319
Warranty costs incurred	46	(106)
Provision for warranty	-	-
Translation adjustment	(6)	(9)
Accrued warranty - end of period/year	244	204

(q) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

●	provides all of the benefits received and consumed simultaneously by the customer;

●	creates and enhances an asset that the customer controls as the Company performs; or

●	does not create an asset with an alternative use to the Company and the Company have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of the performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of goods and services.

F-19

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606, Revenue from Contracts with Customers. The Company generally determines standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract is allocated by the Company to all performance obligations as conditions under ASC 606-10-32-37 are not met.

For new Master Service Agreements (“MSA”) or for Purchase Orders (“PO”) from new customers, a credit check is required, which establishes collectability of the considerations to which the Company expects to be entitled. Management also has controls in place for the review of credit limits with existing customers. Other considerations in determining collectability include the customer’s payment history, prior or existing customer disputes, if any, and market conditions.

When either party to a contract has performed, the Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Company has a right to an amount of consideration that is unconditional, before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made or a receivable is recorded, whichever is earlier. A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration, or an amount of consideration is due, from the customer. The Company’s contract liabilities are primarily resulted from the performance obligation identified in the vehicle sales contract, which is recorded as deferred revenue and revenue will be recognized when future goods or services are transferred. Besides, amounts received on behalf of third parties are recorded as other current liabilities.

Vehicle Sales

Vehicle sales revenue includes revenues related to deliveries of new vehicles under the definition of a performance obligation under ASC 606. The Company recognizes revenue on vehicle sales upon delivery to the customer, which is when the control of a vehicle transfers. For the obligations related to the vehicle sales, the Company estimates the standalone selling price by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available.

The Company provides a manufacturer’s limited warranty on all new vehicles sold to customers, ensuring that the vehicles comply with agreed-upon specifications. As the manufacturer’s limited warranty is not separately sold to the customers, the Company does not consider the warranty as a separate performance obligation under the ASC 606-10-55-31.

F-20

Sales of vehicle parts and accessories

The Company recognizes revenue upon transfer of control to the customer which occurs at a point in time. When the Company performs shipping and handling activities after the transfer of control to the customer, they are considered as fulfillment activities, and accordingly, the costs are accrued for when the related revenue is recognized.

Practical expedients and exemptions

The Company follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that labor related to assurance-type warranties is not a performance obligation considering this service is value-added service to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of this service will be very limited. The Company also performs an estimation on the stand-alone fair value of the promise applying a cost-plus margin approach and concludes that the standalone fair value of the service is insignificant, if it represents less than 5% of vehicle gross selling price and aggregate fair value of each individual promise.

Revenue consists of the following:

	For the six months ended
	June 30, 2024		June 30, 2023
	US$’000		US$’000
	(Unaudited)		(Unaudited)
	Related Parties	Third Parties	Related Parties	Third Parties

Vehicle sales	$-	$3,161	$51	$2,041
Sales of vehicle parts and accessories	$245	$-	$508	$3
Others	$-	$1	$-	$12

Total revenues	245	3,162	559	2,056

All of the property and equipment of the Company is physically located in the PRC. The geographical location of the Company’s customers is also the PRC and all of the Company’s revenue is derived from operations in the PRC for the six months periods ended June 30, 2024 and 2023.

(r) Cost of revenues

Cost of revenue includes direct parts, material, labor cost and manufacturing overhead (including depreciation of assets associated with the production) and reserves for estimated warranty cost. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

(s) Cost of revenues – idle capacity

Idle capacity consists of production-related costs in excess of charges allocated to the Company’s finished goods in production. The costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance and property taxes. The costs allocated to the Company’s finished goods are determined on a daily basis which is lower than its actual costs incurred. Costs in excess of production allocations are expensed in the period incurred rather than added to the cost of finished goods produced. Idle capacity expenses amounted to US$7,567 thousand and US$16,725 thousand for the six months ended June 30, 2024 and 2023, respectively.

F-21

(t) Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the six months ended June 30, 2024 and 2023, R&D expenses were US$1,078 thousand and US$5,504 thousand, respectively.

(u) Selling, general and administrative expenses

Sales and marketing expenses consist primarily of employee compensation, transportation cost, and packaging fee. Selling costs are expensed as incurred. For the six months ended June 30, 2024 and 2023, total sales and marketing expenses were US$738 thousand and US$782 thousand, respectively.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, share-based compensation, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the six months ended June 30, 2024 and 2023, general and administrative expenses were US$12,835 thousand and US$28,689 thousand, respectively.

(v) Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and there is no legal obligation beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately US$1,999 thousand and US$2,915 thousand for the six months ended June 30, 2024 and 2023, respectively.

(w) Government grants

The Company’s PRC based subsidiaries received subsidies from certain local governments. The Company’s government subsidies consist of subsidies which are provided by the local governments for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction. The Company recognizes government subsidies until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. Hence, the Company recorded specific subsidies as other non-current liabilities when received and the specific subsidies are recognized as other income at each stage when the Company is entitled to the amount or the required performance is met. The Company currently recognizes government subsidies 1) using a systematic basis over the periods in which the Company recognizes the related expenses or losses that the grants are intended to compensate and 2) when the grant becomes receivable if it compensates for expenses or losses already incurred. For the six months ended June 30, 2024 and 2023, the Company recognized subsidies of approximately US$1,706 thousand and US$1,823 thousand , respectively. There is no guarantee that the Company will continue to receive such subsidies in the future.

F-22

See below for the nature of each government subsidy received and the related accounting treatment:

For the six months ended June 30, 2024 (Unaudited)
No.	US$’000	Type of Subsidies	Accounting Treatment

1	1,426	Subsidies compensating for expenses or losses	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	280	Subsidies related to fixed assets	The Company recorded subsidies as other liabilities when received and recognized government subsidies as government grant income over the depreciable lives of the related fixed assets for which the subsidies are intended to compensate.

TOTAL	1,706

For the six months ended June 30, 2023 (Unaudited)
No.	US$’000	Type of Subsidies	Accounting Treatment

1	1,542	Subsidies compensating for expenses or losses	The government subsidy is recognized as government grant income when the amounts are received and conditions are met.
2	281	Subsidies related to fixed assets	The Company recorded subsidies as other liabilities when received and recognized government subsidies as government grant income over the depreciable lives of the related fixed assets for which the subsidies are intended to compensate.

TOTAL	1,823

(x) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

F-23

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended June 30, 2024 and 2023. As of June 30, 2024 and December 31, 2023, the Company did not have any significant unrecognized uncertain tax positions.

(y) Warrants

The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares. The Company classifies as liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares.

The Company accounts for its currently issued warrants in conjunction with the Company’s ordinary shares in equity. These warrants are indexed to the Company’s stock and meet the requirements of equity classification as prescribed under ASC 815-40. Warrants classified as equity are initially measured at fair value, and subsequent changes in fair value are not recognized so long as the warrants continue to be classified as equity.

The details for warrants are disclosed in note 20(a).

(z) Value-added tax

The Company is subject to statutory value-added tax (“VAT”) of 13%, 6%, 9% for revenue from sales of vehicles and spare parts, and other services, respectively, in PRC.

(aa) Statutory reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to PRC’s Foreign Investment Enterprises, the Company’s subsidiaries registered as wholly owned foreign enterprises have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the Company. Appropriation to the staff bonus and welfare fund is at the Company’s discretion.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. No reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

F-24

(bb) Comprehensive income (loss)

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Company’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustments and actuarial loss arising from changes in financial assumptions on the Company’s defined contribution plan that has been excluded from the determination of net loss.

(cc) Leases

Operating lease

The Company adopted the ASC 842, Leases as of January 1, 2022 using modified retrospective transition approach. Upon adoption, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. In addition, the Company also elected the practical expedient to apply consistently to all of the Company’s leases to use hindsight in determining the lease term and in assessing impairment of the Company’s right-of-use assets.

The Company includes a right-of-use asset and lease liability related to substantially all of the Company’s lease arrangements in the consolidated balance sheets. All of the Company’s leases are operating leases. As the existing operating leases are short-term leases, right-of-use assets and the corresponding lease liabilities are nil and nil in the consolidated balance sheets as of June 30, 2024 and December 31, 2023.

The Company has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Company is reasonably certain to exercise. The Company recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Company’s leases do not provide an implicit rate of return, the Company uses the Company’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

The land use right (note 2(l),10) acquired represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheets. The Company determines whether the land use right agreement contains an operating lease. Land use rights are carried at cost less accumulated amortization and impairment losses.

(dd) Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted-average ordinary shares outstanding for the period. Potentially dilutive shares, which are based on the weighted-average ordinary shares underlying outstanding stock-based awards, warrants, or options using the treasury stock method or the if-converted method, if applicable, are included when calculating diluted net loss per share attributable to holders of ordinary shares when their effect is dilutive.

F-25

Since the Company has incurred losses for the six months ended June 30, 2024 and 2023, the potential shares issuable related to outstanding warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share amounts is the same for each period presented.

Earnout/Contingent Value Rights

Pursuant to the BCA, 2,136,163 ordinary shares (valued as US$674,000,000 of the Exchange Consideration based on the Redemption Price for purposes of the BCA) were issued to certain Chijet Inc. sellers at the Closing (the “Earnout Shares”). Such shares were subject to vesting and potential surrender if they do not vest, with transfer restrictions during the vesting period. Any earnings on the Earnout Shares prior to vesting was to be set aside in escrow to satisfy the vesting criteria prescribed in the BCA relating to (i) consolidated gross revenue or (ii) closing price of the Company’s ordinary shares, and will vest in three tranches consisting of 30% for 2023, 30% for 2024 and any unvested amount for 2025 as described as follows:

(i)	The first tranche (along with earnings thereon) shall (i) vest proportionately based on the consolidated gross revenues of Chijet Motor and the Target Companies (including the period prior to Closing) as set forth in Chijet Motor ‘s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2023 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of US$528,000 thousand, up to a maximum of 100% of the first tranche at US$801,000 thousand in consolidated gross revenues, or alternatively (ii) vest for 100% of the first tranche if the Chijet Motor Ordinary Shares on the applicable Trading Market is at least US$390.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for at least twenty (20) out of thirty (30) Trading Days, through and including the thirtieth (30th) Trading Day after the date on which Chijet Motor files its annual report with the SEC on Form 20-F or 10-K (such trading criteria being collectively the “Trading Criteria”), for the fiscal year ended December 31, 2023, and any shares in the tranche that do not so vest will be surrendered to Chijet (along with earnings thereon) and cancelled.

(ii)	The second tranche (along with earnings thereon) will likewise either (i) vest proportionately based on the consolidated gross revenues of Chijet Motor and the Target Companies(including the period prior to Closing) as set forth in Chijet Motor’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2024 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate)in excess of US$870,000 thousand, up to a maximum of 100% of the second tranche at US$2,206,000 thousand in consolidated gross revenues, or alternatively (ii) vest for 100% of the second tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2024, and any shares in the tranche that do not so vest will be surrendered to Chijet (along with earnings thereon) and cancelled.

(iii)	Any remaining Earnout Shares (along with earnings thereon) not vested or surrendered in the first or second tranches are eligible either to (i) vest proportionately based on the consolidated gross revenues of Chijet Motor and the Target Companies (including the period prior to Closing) as set forth in Chijet Motor’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2025 (as adjusted for affixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of US$1,616,000 thousand, up to a maximum of 100% of the final tranche at US$3,215,000 thousand in consolidated gross revenues, or alternatively (ii) vest for 100% of the final tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2025, and any shares in the tranche that do not so vest will be surrendered to Chijet (along with earnings thereon) and cancelled.

F-26

Any Earnout Shares and earnings thereon that are surrendered to Chijet will be promptly reissued and delivered by Chijet to the CVR rights agent on behalf of the holders of the CVRs, to be t pro rata among the holders of the CVRs.

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment. Considering that the Earnout Shares were issued to the Chijet Inc. sellers, and there are no service conditions nor any requirement of the participants to provide goods or services, we determined that the Earnout Shares are not within the scope of ASC 718. In reaching this conclusion, we focused on the fact that the Earnout Shares are not provided to any holder of options or unvested stock but rather the arrangement is provided only to vested equity holders.

Next, we determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480. Based upon the analysis, we concluded that the Earnout Shares should not be classified as a liability under ASC 480.

We next considered the conditions in ASC 815-10-15-74 and ASC 815-40 and concluded that the Earnout Shares are not within the scope of ASC 815. Therefore, the Earnout Share arrangement is appropriately classified in equity. As the business combination was accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the Closing Date was accounted for as an equity transaction. Therefore, contingent value rights do not give any effect in calculation of the earnings per share as of June 30, 2024.

(ee) Segment reporting

The Company operates in one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products and services are offered mutually. The Company’s Chief Executive Officer has been identified as Company’s Chief Operating Decision Maker (“CODM”) and makes decisions with regards to business operations and resource allocation based on evaluation of Chijet Motor as a whole. Accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC and sales are made exclusively in the PRC, no geographical segments are presented.

F-27

3. RECENT ACCOUNTING PRONOUNCEMENT

Recently adopted accounting pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted ASU 2020-06 within annual reporting period of January 1, 2024. There was no significant impact resulting from these disclosures on the consolidated financial statements.

In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848) (ASU 2022-06). ASU 2022-06 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU 2022-06 deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. ASU 2022-06 is effective as of December 21, 2022 through December 31, 2024. The Company adopted this ASU within annual reporting period of January 1, 2024 and the adoption did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The ASU modifies the disclosure or presentation requirements of a variety of Topics in the Codification to align with the SEC’s regulations. The ASU also makes those requirements applicable to entities that were not previously subject to the SEC’s requirements. The ASU is effective for the Company two years after the effective date to remove the related disclosure from Regulation S-X or S-K. The Company does not expect the adoption of ASU 2023-06 will have a material effect on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Company will adopt this ASU in fiscal 2024 and does not expect the adoption to have a material impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning after December 15, 2025. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Company is currently evaluating the effect that adoption of ASU 2023-09 will have on its consolidated financial statements.

F-28

4. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash, accounts and notes receivable, and accounts and notes payable. The maximum exposure of such financial instruments to credit risk is their carrying amounts as of the balance sheet dates. As of June 30, 2024 and December 31, 2023, substantially all of the Company’s cash and cash equivalents and restricted cash was placed with banking institutions in the PRC. Management chose these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Company uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in PRC and based on publicly available information, management believes that those Chinese banks that hold the Company’s cash and cash equivalents and restricted cash are financially sound.

For the credit risk related to accounts and notes receivable, the Company performs ongoing credit evaluations of its customers and, if necessary, maintains reserves for potential credit losses.

(b) Customer risk

As of June 30, 2024, four third-party customers accounted for more than 10% of total accounts and notes receivable at 20%, 20%, 12% and 11%, respectively.

As of December 31, 2023, one customer, determined to be a related party under ASC 850, accounted for 12% of the total accounts and notes receivable. And one third-party customer accounted for 19% of the total accounts and notes receivable.

During the six months ended June 30, 2024, two customers accounted for more than 10% of total revenue at 23% and 11%, respectively.

During the six months ended June 30, 2023, three customers accounted for more than 10% of total revenue at 14%, 14% and 11% of the total revenue, respectively.

(c) Foreign currency exchange rate risk

The revenues and expenses of the Company’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Company’s overseas financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

F-29

5. ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)

Accounts receivable	3	20
Notes receivable	1,238	2,221
Less: allowance for credit losses	-	-
Accounts and notes receivable, net	1,241	2,241

Notes receivable represents bank acceptance drafts that are non-interest bearing and due within six to twelve months.

The Company has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. There was no allowance for credit losses on June 30, 2024 and December 31, 2023, respectively.

6. INVENTORY, NET

Inventory consisted of the following:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)
Finished goods	6,316	3,665
Raw materials	15,803	15,720
Work-in-process	6,963	7,517
Inventory, subtotal	29,082	26,902
Less: inventory impairment provision	(12,363)	(12,117)
Inventory, net	16,719	14,785

Finished goods primarily consist of vehicles ready for transit at production factories, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers, vehicle parts and charging piles.

Raw materials primarily consist of materials for volume production.

Work-in-process primarily consist of vehicles in production which will be transferred into finished goods inventory when completed.

For the six months ended June 30, 2024 and 2023, write-downs of inventories to net realizable value were US$1,772 thousand and US$362 thousand, respectively.

F-30

7. OTHER CURRENT ASSETS

Other current assets consisted of the following:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)

Prepayments for materials	10,104	7,509
Prepayments for R&D	98	110
Prepayments for utilities	574	571
Other prepayments	343	341
Deductible value-added tax input	627	207
Other receivables	1,715	1,662
Subtotal	13,461	10,400
Less: allowance for bad debts	(433)	(449)
Net balance	13,028	9,951

On March 21, 2022, the Ministry of Finance and State Administration of Tax released Announcement (2022) No.14 to issue China’s VAT rebates to eligible industries. Companies in these industries can now apply for monthly refunds of incremental VAT credits and a one-time refund of remaining VAT credits from April 1, 2022 onward. Given that Chijet falls within the scope of the eligible industry, the deductible value-added tax input is classified as other current assets.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)
At cost:
Buildings	165,276	169,170
Mold and tooling	99,218	101,563
Computer and electronic equipment	6,707	6,993
Machinery and equipment	254,532	263,587
Vehicles	942	1,204
Other logistic equipment	7,449	7,641
Construction in progress(i)	14,591	15,201
Property, plant and equipment, subtotal	548,715	565,359
Less: accumulated depreciation(ii)	(379,298)	(380,090)
Less: accumulated impairment(iii)	(3,004)	(3,892)
Property, plant and equipment, net(iv)	166,413	181,377

(i)	Construction in progress primarily consists of the construction of Shandong Baoya, Xiangyang Yazhi New Energy Automobile Co., Ltd. (“Xiangyang Yazhi”), Dezhou Yarui New Energy Automobile Co., Ltd. (“Dezhou Yarui”) manufacturing plants and molds, toolings, machinery and equipment relating to the manufacturing.

F-31

(ii)	Depreciation expenses for the six months ended June 30, 2024 and 2023 were US$10,605 thousand and US$18,329 thousand, respectively.

(iii)	There was no impairment charges for the six months ended June 30, 2024 and 2023.

(iv)	The carrying amounts of buildings, molds and tooling, machines and equipment and other logistic equipment pledged by FAW Jilin to secure the borrowings were US$52,271 thousand and US$58,584 thousand as of June 30, 2024 and December 31, 2023, respectively.

The carrying amounts of nine vehicles pledged by Shandong Baoya in April 2024 to secure the borrowings was US$119 thousand. The carrying amounts of buildings, molds and tooling, machines and equipment pledged by Xiangyang Yazhi to secure the borrowings were US$26,039 thousand and US$28,581 thousand as of June 30, 2024 and December 31, 2023, respectively. The details of the assets pledged by Xiangyang Yazhi are disclosed in note 17.

The carrying amounts of buildings, machines and equipment pledged by Dezhou Yarui to secure the borrowings were US$1,995 thousand and US$1,961 thousand as of June 30, 2024 and December 31, 2023, respectively.

During the six months ended June 30, 2024, all the machinery and equipment of Bijie Yabei that were frozen were sold to repay the loan principal and partial interests owed to Bijie Jinhaihu New District Management Committee. Therefore, no frozen assets remained as of June 30, 2024. The details are disclosed in note 18. The carrying amount of the machinery and equipment of Bijie Yabei that were frozen was US$152 thousand as of December 31, 2023.

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	June 30, 2024
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Finite-lived intangible assets:
Computer software	461	(443)	18
Patent	203	(203)	-
Total finite-lived intangible assets	664	(646)	18
Indefinite-lived intangible assets:
Trademark and manufacturing license	124,446	-	124,446
Total indefinite-lived intangible assets	124,446	-	124,446
Total intangible assets	125,110	(646)	124,464

F-32

	December 31, 2023
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000
Finite-lived intangible assets:
Computer software	472	(439)	33
Patent	208	(208)	-
Total finite-lived intangible assets	680	(647)	33
Indefinite-lived intangible assets:
Trademark and manufacturing license	127,378	-	127,378
Total indefinite-lived intangible assets	127,378	-	127,378
Total intangible assets	128,058	(647)	127,411

No impairment charges were recognized on intangible assets for the six months ended June 30, 2024 and 2023.

Amortization expenses of intangible assets were US$14 thousand and US$41 thousand for the six months ended June 30, 2024 and 2023, respectively.

As of June 30, 2024, the estimated amortization expense relating to the existing intangible assets with finite lives for future periods is as follows:

US$’000
(Unaudited)
Six months ending December 31, 2024	15
2025 and thereafter	4
Total	19

10. LAND USE RIGHTS, NET

Land use rights consisted of the following:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)

Land use right	149,678	153,204
Less: accumulated amortization	(27,982)	(27,055)
Land use right, net	121,696	126,149

During the year ended December 31, 2019, the Company obtained three operating lease arrangements for land use rights with a fair value of US$88,380 thousand through the acquisition of FAW Jilin. One lease is for commercial land use and expires in 2050. The other two leases are for industrial use and expire in 2061 and 2062, respectively. The land use rights provided a total area of 13 million square feet.

F-33

As discussed in Note 17, the Company was unable to meet the conditions to apply for the government subsidies to repay the loans. As a result, Xiangyang Yazhi and Dezhou Yarui pledged land use rights with the carrying amount of US$14,300 thousand and US$14,811 thousand to its lenders as of June 30, 2024 and December 31, 2023, respectively. FAW Jilin pledged land use rights with the carrying amount of US$31,219 thousand and US$32,061 thousand for loan as of June 30, 2024 and December 31, 2023, respectively.

Amortization expenses of land use rights were US$1,552 thousand and US$1,671 thousand for the six months ended June 30, 2024 and 2023, respectively.

11. OPERATING LEASES (EXCLUDING LAND USE RIGHTS)

Operating leases of the Company mainly consist of short-term leases of plants, warehouses and machinery. Short-term lease cost is recognized as rental expenses in the consolidated statements of operations.

Supplemental cash flows information related to leases are as follows:

	For the six months ended	For the six months ended
	June 30, 2024	June 30, 2023
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payments for operating leases	-	-
Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	-	-

The components of lease cost for operating leases were as follows:

	For the six months ended	For the six months ended
	June 30, 2024	June 30, 2023
	US$’000	US$’000
	(Unaudited)	(Unaudited)

Operating lease cost	-	-
Short-term lease cost	450	841
Total lease cost	450	841

As of June 30, 2024 and December 31, 2023, the lease related assets and liabilities recorded in the unaudited consolidated balance sheets were both nil.

F-34

12. GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired from FAW Jilin on December 27, 2019 (the “Acquisition Date”). Pursuant to the related agreement and plan of merger, the purchase price was US$214,415 thousand.

The Company accounted for the acquisition using the purchase method of accounting for business combinations under ASC 805, Business Combinations. The total purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on their estimated fair value as of the Acquisition Date.

	US$’000	RMB’000
Assets acquired:
Cash and cash equivalents	235,165	1,645,169
Accounts and notes receivable	111,511	780,105
Other receivable	262	1,829
Inventory	30,766	215,232
Property, plant and equipment, net	273,142	1,910,844
Equity investment	4,773	33,391
Intangible assets	129,315	904,663
Land use right	87,970	615,419
Prepayments and other assets, current and non-current	53,820	376,512
Total assets acquired	926,724	6,483,164
Liabilities and equity assumed
Short-term borrowing	(28,589)	(200,000)
Accounts and notes payable	(160,346)	(1,121,745)
Contract liabilities	(11,904)	(83,276)
Accounts and other liabilities	(20,830)	(145,725)
Long-term payables	(249,417)	(1,744,870)
Accrued post-employment and termination benefits	(73,634)	(515,130)
Other payable, current and non-current	(81,749)	(571,898)
Noncontrolling interest	(88,575)	(619,653)
Total liabilities and equity assumed	(715,044)	(5,002,297)
Net assets acquired	211,680	1,480,867
Goodwill	2,735	19,133
Total purchase price	214,415	1,500,000

Changes in the carrying amount of goodwill consisted of the following:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)
Beginning balance	2,695	2,774
Addition during the period/year	-	-
Impairment during the period/year	-	-
Translation adjustment	(62)	(79)
Goodwill	2,633	2,695

F-35

Goodwill of US$ 2,735 thousand represented the excess of the purchase price over the fair value of the net assets acquired as of the Acquisition Date and was primarily attributable to the expected synergies from integrating FAW Jilin’s technology into the automotive segment as well as the acquired workforce. As of June 30, 2024 and December 31, 2023, the goodwill was US$2,633 thousand and US$2,695 thousand, respectively. The change was due to foreign currency translation adjustments during the six months ended June 30, 2024. There were no accumulated impairment losses as of June 30, 2024 and December 31, 2023.

13. OTHER ASSETS

Other assets consisted of the following:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)
Long-term deferred expenses	3,800	4,292
Total	3,800	4,292

Long-term deferred expenses of US$3,800 thousand were mainly attributable to the advances paid to FAW Jilin’s suppliers for molds and tool manufacturing of car body and vehicle parts which will be amortized over their expected periods of use.

14. ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consisted of the following:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)
Accounts payable	19,718	14,824
Notes payable	283	-
Total	20,001	14,824

Notes payable consisted of bank notes provided by the Company to its suppliers. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payable are generally payable within six months. These notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of funds at the bank as a guaranteed deposit, which is classified on the consolidated balance sheets as restricted cash.

F-36

15. CONTRACT LIABILITIES

Contract liabilities primarily consisted of advance payments from customers prior to the transfer of goods or services by the Company. The payment amounts and timing vary depending on the vehicle model, the energy product and the location of delivery. Contract liabilities are included in current liabilities until refunded or until they are applied towards the revenue.

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)
Contract liabilities - beginning of period/year	5,008	3,654
A change in time frame for a performance obligation satisfied	(6,405)	(11,747)
Advance received	5,511	13,205
Translation adjustment	(115)	(104)
Contract liabilities - subtotal	3,999	5,008
Less: contract liabilities to related parties	(1,360)	(2,483)
Contract liabilities - end of period/year	2,639	2,525

16. ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consisted of the following:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)
Payroll payable	6,294	6,876
Accrued post-employment and termination benefits - current portion	8,134	8,809
Business and other taxes payable	620	456
Accrued expenses	17,800	18,362
Other payable secured by acceptance draft	405	3,525
Other payable	12,484	9,400
Total	45,737	47,428

17. LONG-TERM PAYABLES, CURRENT

In May 2016, the Company entered into two loans with government entity (Xiangyang High tech Industrial Development Zone Management Committee). The purpose of the borrowing was solely for the development of the Electric Vehicle industry in Xiangyang, PRC, and the funds cannot be used for any other purpose. The loans bear no interest and the maturity date will depend on the development status.

Because of the nature of these loans, the Company was subject to the fulfillment of covenants relating to the Company’s consolidated statement of financial position performance and results. However, due to the Covid-19 pandemic and the specific regulations issued, the Company was unable to meet the conditions in the loan agreements and, therefore, was unable to apply for the government subsidies to repay the US$95,580 thousand at the due date of July 2022. As a result, the loan was reclassified as current as of June 30, 2024 and December 31, 2023. In addition, the Company needs to pay a penalty of US$720 thousand, which is equal to 5% of the cost of the land use right. The lender also has the following rights, 1) to require the Company to pay back all the potential loss caused by the default; 2) repossess the land in Xiangyang; 3) require the Company to pay back all the government subsidies which are related to this project. As of September 30, 2024, the Company was unable to meet the conditions in the loan agreement, therefore there are no subsidies receivable by the Company from the government.

The carrying value of the borrowings approximates their fair value as of June 30, 2024 and December 31, 2023. As of June 30, 2024 and December 31, 2023, the outstanding principal of the loans were US$95,580 thousand and US$97,832 thousand, respectively. The difference in the principal was primarily due to the change in the currency exchange rate.

F-37

Management has performed a detailed analysis of the potential loss and determined the outcome is uncertain as of September 30, 2024. The Company also is proactively negotiating with the lenders to extend the terms of the loans. At the same time, the Company plans to expand production to meet the conditions described in the loan agreements.

In June 2023, the Company pledged machinery and equipment, molds and tooling with a carrying amount of approximately US$11,101 thousand, buildings with a carrying amount of approximately US$14,938 thousand and land use rights with a carrying amount of US$13,909 thousand to the two government entities to secure the above-mentioned loans’ principal and related interest claims.

18. PROMISSORY NOTE PAYABLE

In 2014, Bijie Yabei New Energy Automobile Co., Ltd. (Bijie Yabei) became involved in a legal dispute with the Bijie Jinhaihu New District Management Committee (the “Plaintiff”) regarding a loan of US$1,376 thousand along with interest. The original judgment by the court (Case No. (2018) Qian 0502 Min Chu 7520) ruled in favor of the Plaintiff. Bijie Yabei appealed the decision, requesting the revocation and retrial or amendment of the judgment. In 2019, the court of second instance upheld the original judgment, and Bijie Yabei was obligated to repay the loan principal and interest calculated at an annual rate of 6% from September 11, 2018, until the date of repayment. The Plaintiff applied for enforcement of the ruling and to sell the fixed assets of Bijie Yabei at auction to offset the loan principal, partial interest and judicial auction service fees, etc. Part of the fixed assets were sold for US$171 thousand. Those assets that were not sold were transferred to the Plaintiff as repayment-in-kind. The enforcement proceeding was terminated on April 26, 2024 and interest payable on this loan ceased. As of June 30, 2024, there was no outstanding principal owed.

19. ACCRUED POST-EMPLOYMENT AND TERMINATION BENEFITS

The Company pays post-employment obligations to its retired employees. In addition, the Company is committed to make periodic benefits payments to certain former employees, who were terminated or early retired. These benefits are only applicable to the qualifying employees.

The Company has three defined benefit, non-contributory retirement or termination plans that cover qualifying employees. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. The three benefit plans are as follows:

(i) Plan 1: Post-employment benefits for participants in 2019 restructure;

(ii) Plan 2: Termination benefits for participants in 2019 restructure;

(iii) Plan 3: Post-employment benefits for participants granted after 2019;

The Company’s net obligation in respect to defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value and the fair value of any plan assets is deducted. The actuarial valuation of the present value of the defined benefit obligations as of June 30, 2024 and December 31, 2023 were prepared by an independent firm of actuaries, a member of China Association of Actuaries.

F-38

In accordance with ASC 715-30, Benefit Plans-Pension, the following components have been included in the net obligation recognized for a period by the Company: (i) service cost; (ii) interest cost; (iii) expected return on plan assets, if any; (iv) amortization of any prior service cost or credit included in accumulated other comprehensive income; and (v) gain or loss (including the effects of changes in financial assumptions), which includes, to the extent recognized, amortization of the net gain or loss included in accumulated other comprehensive income. The present value of the defined benefit obligations, and the related service costs were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	June 30, 2024	December 31, 2023	June 30, 2023
	(Unaudited)		(Unaudited)
Discount rate	1.75%-2.25%	2.25%-2.75%	2.25%-3.00%
Mortality rate	(2010-2013) - CL5/CL6 up 2 years*
Annual withdrawal rate	3.00%	3.00%	3.00%
Annual increase rate of supplemental medical benefits	6.00%	6.00%	6.00%
Annual increase rate of social insurance, housing fund and EAP	8.00%	8.00%	8.00%

*	China Life Insurance Mortality Table (2010-2013)

Movements in the present value of the retirement and supplemental benefit obligations during the six months ended June 30, 2024 and June 30, 2023 are as follows:

	For the six months ended
	June 30, 2024	June 30, 2023
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Beginning of period	52,350	60,915
Service costs	39	32
Interest costs	554	745
Benefits paid	(4,151)	(4,334)
Actuarial loss arising from changes in financial assumptions	134	(87)
Past service costs	-	-
Translation adjustment	(1,181)	(2,827)
End of period	47,745	54,444

The amount of retirement and supplemental benefit obligations recognized in the consolidated balance sheets are determined as follows:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)	(Unaudited)
End of period/year	47,745	52,350
Less: net amount due within one year	(8,134)	(8,809)
Net amount due after one year	39,611	43,541

As of June 30, 2024 and December 31, 2023, the non-current liabilities were US$39,611 thousand and US$43,541 thousand respectively.

F-39

As of June 30, 2024 and December 31, 2023, the current portion of the accrued post-employment and termination benefits were US$8,134 thousand and US$8,809 thousand, respectively. The amounts were included in accruals and other current liabilities (Note 16) and presented in the consolidated balance sheets.

The following amounts were recorded in the consolidated statements of operations as components of the net periodic benefit cost:

	For the six months ended
	June 30, 2024	June 30, 2023
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Service costs	39	32
Interest costs	554	745
Amortization of actuarial losses	6	-
Amortization of past service cost	57	13
Net periodic benefit cost	656	790

The following amounts were recorded in the consolidated statements of comprehensive loss:

	For the six months ended
	June 30, 2024	June 30, 2023
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Actuarial loss arising from changes in financial assumptions	157	35
Past service costs	-	-
Amortization recognized in net period benefit cost	(63)	(13)
Total	94	22

During the six months ended June 30, 2024 and 2023, the Company made cash payments of US$4,151 thousand, and $4,334 thousand (, respectively, to settle part of the liabilities of the defined benefit plans.

20. ORDINARY SHARES AND STATUTORY RESERVE

On June 1, 2023, pursuant to the BCA, Chijet Motor, a wholly-owned subsidiary of Chijet Inc. merged with JWAC such that JWAC became a wholly-owned subsidiary of the Chijet Motor. With the completion of share exchange, Chijet Inc. became a wholly-owned subsidiary of Chijet Motor and the Chijet Inc. shareholders received 5,071,010 of Chijet Motor’s ordinary shares, par value US$0.003 per share. As of June 30, 2024 and December 31, 2023, Chijet Motor had issued ordinary shares of both 5,471,661, of which outstanding ordinary shares of both 5,470,076. Share data as of June 30, 2024 and December 31, 2023 have been retroactively restated to give effect to the 1-for-30 reverse stock split that is discussed in note 1(b).

F-40

(a) Warrants

GT Warrants

The following table summarizes the changes in the number of warrants outstanding during the six months ended June 30, 2024:

		Weighted average	Total
	Number	unit price	price
			US$’000

Balance of warrants - December 31, 2023	148,334	$60	$8,900

Balance of warrants - June 30, 2024	148,334	$60	$8,900

Balance of warrants exercisable - June 30, 2024	148,334	$60	$8,900

On February 15, 2022, pursuant to a financial advisory agreement, Shandong Baoya issued a common stock purchase warrant to Greentree to purchase 166,667 of its shares at an exercise price of US$60.00 per share. On June 1, 2023, in connection with the closing of the Business Combination, the Company assumed the obligations of Shandong Baoya under the financial advisory agreement, by executing an assumption and amendment to the common stock purchase warrant by and among the Company, Shandong Baoya, and Greentree. In accordance with ASC 815-40, the warrants are classified as equity and the relative fair value of approximately US$22,900 thousand was recognized gradually over the service term from February 15, 2022 to December 31, 2022. As of December 31, 2022, US$22,900 thousand was recognized as additional paid-in capital. The estimated fair value was determined using the Black-Scholes Option Pricing Model which is based on the value of the underlying ordinary share at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and expected volatility of the price of the underlying ordinary share.

The Company used the following assumptions to estimate the fair value of warrants granted under the financial advisory agreement as of December 31, 2022:

At February 15, 2022

Risk-free interest rate	1.72%
Expected volatility	60.00%
Expected term (in years)	5
Expected dividend yield	0.00%

F-41

I-Bankers Warrants

The following table summarizes the changes in the number of warrants outstanding during the six months ended June 30, 2024:

		Weighted average	Total
	Number	unit price	price
			US$’000

Balance of warrants - December 31, 2023	13,800	$360	$4,968

Balance of warrants – June 30, 2024	13,800	$360	$4,968

On December 9, 2021, JWAC issued to I-Bankers warrants to purchase 13,800 shares of its Class A common stock, exercisable at $360.00 per share (the “Representative’s Warrants”), in connection with its services as the representative of the underwriters for the IPO and as a result of the full exercise of the over-allotment option. The fair value of the Representative’s Warrants was estimated to be approximately US$1,087 thousand (or US$78.78 per warrant) using the Black-Scholes option-pricing model. Upon completion of the Business Combination, all of the Representative’s Warrants were exchanged for a substantially similar warrant to purchase an equal number of Chijet Motor ordinary shares on the same terms and conditions as the original warrant, exercisable at $360.00 per share for five years.

The Company used the following assumptions to estimate the fair value of warrants as of December 31, 2021:

At December 9, 2021

Risk-free interest rate	1.18%
Expected volatility	35.00%
Expected term (in years)	5
Expected dividend yield	0.00%

(b) Treasury stock

Chijet Inc. entered into unsecured promissory notes (the “Promissory Notes”) in the principal amount of US$1,380 thousand and US$1,180 thousand with JWAC on December 5, 2022 and March 6, 2023, respectively. The Promissory Note were non-interest bearing and payable in cash upon the earlier of the closing of the Business Combination and the date of liquidation of JWAC. According to the letter signed by JWAC and Chijet Inc. on June 1, 2023, JWAC repaid US$500 thousand by delivering 1,585 shares of its Class A common stock (“JWAC Common Stock”), par value US$0.003 per share, each share valued at the Redemption Price and US$2,060 thousand in cash to Chijet Inc. As a result of the Share Exchange, Chijet Inc.’s investment in JWAC was changed to the investment in Chijet Motor, Chijet Inc.’s parent company. The effect in essence is that a subsidiary, Chijet Inc., holds an investment in its parent company’s (Chijet Motor) ordinary shares. According to presentation guidance in ASC 810-10-45-5, these 1,585 shares have been transferred to treasury shares of the Company.

F-42

(c) Statutory Reserves and Restricted Net Asset

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in PRC.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with PRC GAAP. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion, production, or increase in registered capital but are not distributable as cash dividends.

For the six months ended June 30, 2024 and 2023, the Company’s PRC subsidiaries did not make any appropriations to their statutory reserves. As of June 30, 2024 and December 31, 2023, the accumulated balance of the statutory reserves was US$6,656 thousand.

In accordance with the safety production regulations, the Company’s subsidiaries in China have to make appropriations as a special reserve which will only be used for the enhancement of safety production environment and improvement of facilities. As of June 30, 2024 and December 31, 2023, the accumulated balance of special reserves, which is included in the accumulated deficit, was approximately US$631 thousand and US$574 thousand, respectively.

Because the Company’s entities in the PRC can only pay dividends out of distributable profits reported in accordance with PRC accounting standards, the Company’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, statutory reserves, special reserve and additional paid-in capital of the Company’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Company’s entities in the PRC not available for distribution, were US$148,357 thousand and US$148,301 thousand, as of June 30, 2024 and December 31, 2023, respectively.

21. INCOME TAXES

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, Chijet Motor is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

The Company’s subsidiary, Baoya Technology Holdings Limited is incorporated in the BVI and under the current laws of the BVI, Baoya Technology Holdings Limited is not subject to tax on income or capital gain. In addition, payments of dividend by the subsidiary to their shareholders are not subject to withholding tax in the BVI.

F-43

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Baoyaev Group Limited, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HKD $2.0 million assessable profits will be subject to an 8.25% lower tax rate and remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The PRC

The Company’s subsidiaries that are incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%.

Composition of income tax benefits for the periods presented are as follow:

	June 30, 2024	June 30, 2023
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Current income tax expenses (benefits)	-	-
Deferred income tax expenses (benefits)	-	-
Income tax expenses	-	-

Reconciliations of the income tax expenses (benefits) computed by applying the PRC statutory income tax rate of 25% to the Company’s income tax expenses of the period presented are as follows:

	June 30, 2024	June 30, 2023
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Loss before income tax expenses	(31,523)	(57,591)
Income tax benefits computed at the PRC statutory income tax rate of 25%	(7,881)	(14,398)
Use of NOL	(98)	-
Effect of additional deduction for qualified R&D expenses	(269)	(779)
Effect of changes in asset value	332	584
Non-deductible expenses	48	84
Changes in valuation allowance and others	7,868	14,509
Income tax expenses	-	-

F-44

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent loss and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Company’s deferred tax assets (liabilities) consisted of the following components:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)
Deferred tax assets
Net operating loss carryforwards	144,150	140,835
Accrued warranty	61	51
Accrued expenses	12,521	11,095
Investment loss	695	695
Inventory impairment	3,091	3,029
Fixed assets impairment provision	949	973
Bad debts	(4)	80
Accrued payroll	11,936	13,088
Subtotal	173,399	169,846

Fair value change of fixed assets	(9,804)	(10,321)
Fair value change of intangible assets	(3,626)	(3,763)
Total deferred tax liabilities	(13,430)	(14,084)

Net deferred tax assets	159,969	155,762
Less: valuation allowance	(159,969)	(155,762)
Deferred tax assets, net of valuation allowance	-	-

A valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future.

The Company has tax losses arising in Mainland China of US$576,598 thousand that will expire in one to ten years for deduction against future taxable profits.

F-45

22. RELATED PARTIES

The principal related parties of which the Company as of June 30, 2024 presented are as follows:

(a) Relationship:

Name of Entity or Individual	Relationship with the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	Significantly influenced by the Company
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	Significantly influenced by the Company
Zhang Jiannong	Shareholder
Wang Qingjun	Shareholder
Euroamer Kaiwan Technology Company Limited	Shareholder
Mu Hongwei	Principal Owner/Director
John Chiang	Shareholder
Simon Pang	Shareholder
Wen Li	Shareholder
Ying Liu	Shareholder/Independent Director
Wang Wenbo	Independent Director
Li Huimin	Independent Director
China FAW Co., Ltd.	Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	Non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.	Affiliate of non-controlling interest shareholder
Nanjing Shengnuo Biotechnology Industry Company Ltd	Affiliate of non-controlling interest shareholder
Qiming Information Technology Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Bestune Car Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW-Volkswagen Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Mould Manufacturing Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Technology Center	Affiliate of non-controlling interest shareholder
China FAW Group Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Group Import & Export Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd.	Affiliate of non-controlling interest shareholder
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
Shandong Zhanpuce Management Consulting	Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd	Significantly influenced by non-controlling interest shareholder
Jinan Haiyun Investment Consulting Co., Ltd	Significantly influenced by non-controlling interest shareholder
Machinery Industry Ninth Design and Research Institute Co., Ltd.	Significantly influenced by non-controlling interest shareholder
FAW Bus (Dalian) Co., Ltd.	Significantly influenced by non-controlling interest shareholder

F-46

(b) The following tables indicate the transactions that have been entered into with related parties:

i)	Balance Sheets

	As of June 30, 2024 (Unaudited)
	US$’000
	Accounts receivable	Other current assets	Amounts due from related parties	Accounts payable	Contract liabilities	Accruals and other current liabilities to related parties	Loans attributable to related parties
Significantly influenced by the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	191	-	158	-	-	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	-	904	-	351	-	-	-

Non-controlling interest shareholder
China FAW Co., Ltd.	2	-	43,430	142	-	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	1,325	3,816

Affiliate of non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	33,185	101,827
Nanjing Shengnuo Biotechnology Industry Company Ltd	-	-	-	-	-	113	-
Qiming Information Technology Co., Ltd.	-	-	-	79	-	103	-
FAW Bestune Car Co., Ltd.	86	-	-	73	-	-	-
FAW-Volkswagen Automobile Co., Ltd.	40	-	-	-	-	-	-
FAW Mould Manufacturing Co., Ltd.	-	9	-	39,085	-	-	-
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	2,649	-	89	-
FAW Logistics Co., Ltd.	-	-	-	2,715	-	-	-
Changchun FAW International Logistics Co., Ltd.	-	-	-	366	-	617	-
China FAW Group Co., Ltd.	-	-	-	-	-	24,624	-
China FAW Group Import & Export Co., Ltd.	-	-	-	81	86	25	-
FAW Finance Co., Ltd.	-	-	-	-	-	24,509	158,448
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	55	-	-	-	457	-	-

Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd	-	-	-	-	-	66	1,789
Jinan Haiyun Investment Consulting Co., Ltd	-	-	-	-	-	105	1,376
Machinery Industry Ninth Design and Research Institute Co., Ltd.	-	34	-	125	-	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	-	741	-	-

Other	-	524	5	30	76	30	-

Total	183	1,662	43,435	45,854	1,360	84,791	267,256

F-47

	As of December 31, 2023
	US$’000
	Accounts receivable	Other current assets	Amounts due from related parties	Accounts payable	Contract liabilities	Accruals and other current liabilities to related parties	Loans attributable to related parties
Significantly influenced by the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	421	-	-	-	3	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	-	1,847	-	-	-	-	-

Independent Directors
John Chiang	-	15	-	-	-	13	-
Simon Pang	-	15	-	-	-	13	-
Wen Li	-	15	-	-	-	13	-
Ying Liu	-	15	-	-	-	13	-

Non-controlling interest shareholder
China FAW Co., Ltd.	3	-	48,699	184	-	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	1,142	3,906

Affiliate of non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	30,542	104,227
Nanjing Shengnuo Biotechnology Industry Company Ltd	-	-	-	-	-	69	1,127
Qiming Information Technology Co., Ltd.	-	-	-	81	-	111	-
FAW Bestune Car Co., Ltd.	164	-	-	75	-	-	-
FAW-Volkswagen Automobile Co., Ltd.	16	-	-	-	-	-	-
FAW Mould Manufacturing Co., Ltd.	-	-	-	39,996	-	-	-
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	2,712	-	91	-
FAW Logistics Co., Ltd.	-	-	-	2,779	-	-	-
Changchun FAW International Logistics Co., Ltd.	-	-	-	374	-	631	-
China FAW Group Co., Ltd.	-	-	-	-	-	25,204	-
China FAW Group Import & Export Co., Ltd.	25	-	-	83	119	26	-
FAW Finance Co., Ltd.	-	-	-	-	-	20,565	162,181
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	-	-	-	-	1,527	-	-

Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd	-	-	-	-	-	21	563
Jinan Haiyun Investment Consulting Co., Ltd	-	-	-	-	-	34	1,408
Machinery Industry Ninth Design and Research Institute Co., Ltd.	-	-	-	878	-	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	-	758	-	-

Other	-	458	49	30	79	4	-

Total	208	2,786	48,748	47,192	2,483	78,495	273,412

F-48

ii)	Operations

	For the six months ended June 30, 2024 (Unaudited)			For the six months ended June 30, 2023 (Unaudited)
	US$’000			US$’000
	Sales of goods	Purchase of goods	Interest Expense	Sales of goods	Purchase of goods	Interest Expense
Significantly influenced by the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	4,322	-	-	173	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	164	-	-	164	843	-

Non-controlling interest shareholder
China FAW Co., Ltd.	39	-	-	-	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	94	-	-	112

Affiliate of non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	3,370	-	-	3,490
Nanjing Shengnuo Biotechnology Industry Company Ltd	-	-	46	-	-	10
Qiming Information Technology Co., Ltd.	-	46	-	-	4	-
FAW Bestune Car Co., Ltd.	-	-	-	-	1	-
FAW-Volkswagen Automobile Co., Ltd.	42	-	-	96	-	-
China FAW Technology Center	-	-	-	248	-	-
FAW Finance Co., Ltd.	-	-	4,449	-	-	3,871
Changchun Wisdom Bus Branch of FAW Jiefang Automobile Co., Ltd.	-	-	-	51	-	-

Significantly influenced by non-controlling interest shareholder
Shandong Zhanpuce Management Consulting	-	-	-	-	-	8
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd	-	-	46	-	-	-
Jinan Haiyun Investment Consulting Co., Ltd	-	-	72	-	-	-
Other	-	80	-	-	80	-

Total	245	4,448	8,077	559	1,101	7,491

F-49

(c) The following table indicates the financings that have been entered into with related parties:

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)
Affiliate of non-controlling interest shareholder
Yantai Guofeng Investment Holding Group Co., Ltd.(i)	101,827	104,227
Nanjing Shengnuo Biotechnology Industry Company Ltd. (ii)	-	1,127
FAW Finance Co., Ltd. (iii)	158,448	162,181

Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd. (iv)	3,816	3,906

Significantly influenced by non-controlling interest shareholder
Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd (v)	1,789	563
Jinan Haiyun Investment Consulting Co., Ltd (vi)	1,376	1,408

Total	267,256	273,412

(i)	In December 2019, Shandong Baoya entered loans with Yantai Guofeng Investment Holding Group Co., Ltd. The loans are bearing an interest rate of 6.5%. Pursuant to the loan agreements, if Shandong Baoya meets certain development conditions, part of the loans could be transferred to a government subsidy, and the relevant interest would be waived. None of the conditions were met. For the six months ended June 30, 2024 and 2023, the principal amount converted to government subsidies were both nil.

(ii)	In May 2023, Shandong Baoya entered loans with Nanjing Shengnuo Biotechnology Industry Company Ltd. The loans bear an interest rate of 10%. The loans were to mature in three months, but the due dates were further extended twice in July 2023 and January 2024. On May 16 and June 4, 2024, Shandong Baoya repaid the principal of US$344 thousand and US$757 thousand, respectively. As of June 30, 2024, there was no outstanding principal due.

(iii)	During May 2020, FAW Jilin entered pledged loans with FAW Finance Co., Ltd. The loans bear interest of 3.915% and mature gradually from 2022 to 2025. Pursuant to the agreements, FAW Jilin will make four installment payments of US$39,612 thousand (each for the remaining principal balance. On November 1, 2022, FAW Jilin defaulted on this pledged loan. As a result, pursuant to the agreement, there will be penalties for unpaid interest, and the annual interest rate for the default principal increased to 5.0895% from 3.915%. The remaining unpaid principal was not due immediately, The following table illustrates the carrying amount of the loan and the buildings, machine and equipment, and land use right, pledged by the Company to secure the borrowings as of June 30, 2024 and December 31, 2023.

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	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)
Collateralized by the FAW Jilin factory and land use right with the carrying value of US$61,326 thousand and US$64,942 thousand, as of June 30, 2024 and December 31, 2023.	48,162	49,297
Collateralized by the machinery and equipment, molds and tooling, other logistic equipment of FAW Jilin with carrying value of US$ 21,813 thousand and US$ 25,702 thousand as of June 30, 2024 and December 31, 2023.	95,617	97,870
Credit loan, no collateralized items.	14,669	15,014
Total	158,448	162,181

Maturity date	The loans mature gradually from November 1, 2022 to November 1, 2025.

Interest Rate and default rate	The loans bear an annual interest rate of 3.915% and the interest rate for the default principal is 5.0895%

Interest expense	The interest expenses were US$4,449 thousand and US$3,871 thousand for the six months ended June 30, 2024 and 2023 respectively.

(iv) In 2016, Dezhou Yarui entered into a related party pledged loan with Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd. (“Dezhou Jingtai”). The loan was originally due on October 31, 2026. In March 2022, pursuant to the loan agreement, Dezhou Jingtai filed in court to request the Company to repay the loan in advance. As a result, in April 2022, the Company reached a settlement agreement with Dezhou Jingtai. Pursuant to the settlement agreement, the outstanding balance of US$4,641 thousand will bear an annual interest rate of 4.9% and will be repaid in four installments, with each payment amount of US$1,160 thousand on and before August 1, 2024. As of the March 24, 2023, the Company partially paid the first installment, which was due on February 1, 2023. In August 2023, Dezhou Yarui entered into an agreement with Dezhou Jingtai to settle the remaining amount due. The following table illustrates the carrying amount of the loan and the machine and equipment pledged by the Company to secure the borrowings as of June 30, 2024 and December 31, 2023.

	June 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)
Collateralized by buildings, machinery and equipment, land use right of Dezhou Yarui. The carrying amounts of machinery and equipment pledged to secure the borrowings as of June 30, 2024 and December 31, 2023 were US$709 thousand and US$586 thousand, respectively. The carrying amount of buildings and land use rights pledged to secure the borrowings as of June 30, 2024 and December 31, 2023 were US$1,677 thousand and US$1,780 thousand, respectively.	3,816	3,906

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Maturity date	The outstanding balance was due on August 1, 2024.

Interest Rate	The loans bear an annual interest rate of 4.9%

Interest expense (One loan thus no weighted average rate)	The interest expenses were US$94 thousand (RMB678 thousand) and US$112 thousand (RMB779 thousand) for the six months ended June 30, 2024 and 2023 respectively.
Others	For the six months ended June 30, 2024, the Company has paid nil.

(v) In August and October 2023, Shandong Baoya entered two loans totaling US$550 thousand with Shandong Jiankangdadi Enterprise Management Consulting Co., Ltd.(“Jiankangdadi”). The loans bear interest of 10%. Of such loans, the due date of the US$413 thousand loan was December 31, 2023. The Company signed the agreements in January and June 2024 to extend the due date to December 31, 2024 and the interest rate decreased from 10% to 6%. The due date of the remaining US$137 thousand loan was extended from April 24, 2024 to October 23, 2024. On January 16, 2024, February 20, 2024, and March 25, 2024, Shandong Baoya entered three loans with Jiankangdadi. The loans bear interest of 6%. The total of the three loans was US$1,238 thousand. The due dates are January 15, 2025, January 28, 2025 and March 24, 2025.

(vi) In August and September 2023, Shandong Baoya entered two loans amounting to US$1,376 thousand with Jinan Haiyun Investment Consulting Co., Ltd. The loans bear interest of 10%. The Company has signed an agreement to extend the due dates to August 22, 2024 and September 24, 2024, and the interest rate was decreased to 8%. In August 2024, the Company signed an agreement to extend the due date to February 22, 2025 and March 24, 2025 and the interest rate was decreased to 6%.

(d) Compensation to independent directors

The following table consists of the number of shares and the total amount of compensation to independent directors:

	June 30, 2024 (Unaudited)
	Issued shares	Cash
		US$’000

John Chiang	167	$50.00
Simon Pang	167	$50.00
Wen Li	167	$50.00
Ying Liu	167	$50.00
Total	668	$200.00

The Company appointed four independent directors and offered each of the directors compensation amounting to US$100 thousand for one year. US$50 thousand of the compensation payable in cash and US$50 thousand payable by the issuance of the Company’s ordinary shares. On March 31, 2023, the offer letter took effect. The compensation is payable in arrears on a semi-annual basis, with the payment of US$25 thousand in cash and ordinary shares of the Company valued at US$25 thousand. On June 1, 2023, the Company issued to each independent director 167 ordinary shares of Chijet under the award plan. With the mutual understanding between the Company and the four independent directors, the share price of the 167 awarded ordinary shares was US$300 per share. As of June 30, 2024, the Company had paid US$200 thousand compensation costs.

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23. COMMITMENTS AND CONTINGENCIES

Commitments

(a)	Capital commitments

As of June 30, 2024, the Company had several capital commitments with a total contract amount of US$43,524 thousand, of which US$23,291 thousand is due within one year. The capital commitment includes but is not limited to construction, equipment, and molds and tooling.

(b)	Parts purchase commitment

During the six months ended June 30, 2024, the Company entered into various trial production and development agreements for a total of US$483 thousand.

As of June 30, 2024, the Company had various agreements with various suppliers for production and development. The balance of the contractual commitments was approximately US$2,088 thousand and US$6,029 thousand as of June 30, 2024 and December 31, 2023, respectively. The Company expects to meet the commitment. However, the fulfillment of commitment cannot be guaranteed. If the Company cannot fulfill the commitment before the due date, there should be a loss to be recognized. However, the loss amount, if any, cannot be reasonably estimated as of June 30, 2024.

Contingencies

(a)	Legal proceedings

As of June 30, 2024, the Company is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with suppliers, employees, etc. The proceedings are in the early stages. As of September 30, 2024, the amount of any single litigation was immaterial. Accordingly, there is considerable uncertainty regarding the timing or ultimate resolution of such matters. Especially, for the contracts with suppliers of molds, as the condition of payment in the contracts has not been reached. Therefore, the probability of an outflow is remote. The Company does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss, or cash flows on an individual basis or in the aggregate.

The Company has learned that there are four threatened lawsuits naming the Company and its transfer agent alleging breach of a Non-Redemption Agreement by the Company and the breach of a Contingent Value Rights Agreement by the Company and its transfer agent. The Company has not been served with a complaint.

24. SUBSEQUENT EVENT

Management performed an evaluation of the Company’s activity through the date the financial statements were issued (September 30, 2024), noting the following subsequent events:

(a) Reverse Stock Split

On June 28, 2024, the Company held its Annual General Meeting of Shareholders, where the Company’s shareholders approved a reverse stock split at a ratio of 1-for-30. Upon effectiveness of the reverse stock split, every 30 shares of the Company’s issued and outstanding ordinary shares were automatically converted into one share of issued and each outstanding ordinary share has a par value of $0.003 per share. The number of ordinary shares covered by the warrants outstanding was reduced to one-thirty the number of ordinary shares covered by the warrants preceding the Reverse Stock Split, and the exercise price per share was increased by 30 times the exercise price preceding the Reverse Stock Split.

Beginning on July 8, 2024, the Company’s ordinary shares began trading on Nasdaq on a split adjusted basis. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split were rounded up to the next whole number.

Prior to the Reverse Stock Split the Company had 160,707,171 ordinary shares issued. As a result of the 1-for-30 reverse stock split, the Company had approximately 5,471,661 ordinary shares issued. The Company retroactively adjusted its historical financial statements to reflect the reverse stock splits. All issued and outstanding ordinary shares, treasury stock, warrants and per share amounts contained in the financial statements have been equitably adjusted to reflect the reverse stock splits for all periods presented.

(b) Form F-3: Public marketing funding

On August 6, 2024, the Company has filed with the Securities and Exchange Commission a shelf registration statement on Form F-3 (File No. 333-281314), containing a base prospectus covering the offering, issuance, and sale by the Company of up to $200,000,000 of the Company’s ordinary shares, warrants, debt securities, subscription rights and units. The registration statement was declared effective by the SEC on August 16, 2024.

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